United States
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                    FORM 4
                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.

[ ] Check box if no longer subject to section 16. Form 4 or Form 5 obligations may continue.


       Ben Farahi                      Monarch Casino & Resort, Inc. - MCRI
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 Name of Reporting Person            Issuer Name and Ticker or Trading Symbol

     1175 West Moana Lane, Suite 200                    Reno, NV 89509
     -------------------------------                   ----------------
       Address of Reporting Person                     City, State, Zip


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         IRS or Social Security Number of Reporting Person (Voluntary)

                                                         July, 2002
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Statement for Month/Year                            If Amendment, Date of
                                                    Original (Month/Year)

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      Relationship of Reporting Person to Issuer (Check all applicable)

     Director  x        Officer  x        10% Owner  x        Other
             -----             -----               -----           -----

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Individual or Joint/Group Filing (Check applicable line)

  [X]   Form filed by One Reporting Person

  [ ]   Form filed by More than One Reporting Person

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TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially
          Owned


Title of     Transaction   Transaction   Securities Acquired (A)     Amount of    Ownership      Nature of
Security     Date          Code          or Disposed of (D)          Securities   Form:          Indirect
                                                                     Beneficially Direct (D)     Beneficial
                                                                     Owned at End or Indirect(I) Ownership
                                                                     of Month
                           ------------  --------------------------
                           Code      V   Amount   (A) or (D)  Price
--------     -----------   -------- ---  -------- ----------- -----  ------------ ------------- ----------
Common Stock*  07/02/02     S             584,006      D      $12.50    1,477,827        D
Common Stock** 05/02/02     J             614,617      A      N/A               0        I


* Ben Farahi sold these shares of common stock pursuant to a registration statement on Form S-3(registration number 333-89698) filed with the Securities and Exchange Commission on June 3, 2002, as amended on June 17, 2002.

** On May 20, 2002, Jila Farahi transferred all of her shares of the Company's common stock previously held by her as an individual to the Jila Farahi Trust, a trust governed under the laws of the State of Nevada. Jila Farahi is the primary beneficiary of the trust and one of the four co-trustees. Ben Farahi, the Co-Chairman of the Board, Chief Financial Officer, Treasurer and Secretary is the brother of Jila Farahi, and is also one of the four co-trustees. The two other co-trustees are David Farahi and Parvin Farahi, the parents of Jila Farahi. Pursuant to the terms of the trust agreement, Ben Farahi, as a co-trustee, shares the power to dispose of the shares of the Company's common stock held by the trust and also shares voting power of the shares of the Company's common stock equally with the other co-trustees. Ben Farahi expressly disclaims all beneficial ownership of all shares of the Company's common stock held by the Jila Farahi Trust.

TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

           None.

                                 SIGNATURES



                  Signature of Reporting Person      /S/ Ben Farahi
                                                     --------------
                                                       BEN FARAHI


                                                        09/20/02
                                                        --------
                                                          DATE